EXHIBIT 12
FERRO CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	2006	2005	2004	2003	2002
	(Dollars in thousands)
Earnings:
Pre-tax income	$25,588	$24,073	$31,192	$12,016	$47,725
Fixed charges	72,500	50,531	45,393	46,720	46,297
Minority interest & affiliate earnings	(605)	(603)	(196)	(1,178)	(849)
Dividends from equity investees	1,590	1,069	5,292	1,358	691
Less: Interest capitalization	(1,136)	(71)	(214)	(302)	(273)

Total earnings	$97,937	$74,999	$81,467	$58,614	$93,591

Combined fixed charges and preferred stock:
Interest expense	$64,427	$46,919	$41,993	$43,106	$41,847
Interest capitalization	1,136	71	214	302	273
Amortization of discounts and capitalized expenses on debt	5,843	2,945	2,399	2,225	2,384
Interest portion of rental expense	1,094	596	786	1,087	1,793

Total fixed charges	72,500	50,531	45,392	46,720	46,297
Preferred stock dividends	1,252	1,490	1,705	2,088	2,447

Combined fixed charges and preferred stock dividends	$73,752	$52,021	$47,097	$48,808	$48,744

Ratio of earnings to fixed charges:
Total earnings	$97,937	$74,999	$81,467	$58,614	$93,591
Divided by: Total fixed charges	$72,500	$50,531	$45,392	$46,720	$46,297

Ratio of earnings to fixed charges	1.35	1.48	1.79	1.25	2.02

Ratio of earnings to combined fixed charges and preferred stock dividends:
Total earnings	$97,937	$74,999	$81,467	$58,614	$93,591
Divided by: Combined fixed charges and preferred stock dividends	$73,752	$52,021	$47,097	$48,808	$48,744

Ratio of earnings to combined fixed charges and preferred stock dividends	1.33	1.44	1.73	1.20	1.92